STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
        	Missler, Leonard
   	     C/O Ultradata Systems, Inc.
	        9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####

4.  Statement for Month/Year:
        	March, 1997

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	   Director	                		       10% Owner
   	     X  Officer: (Vice President)	        Other

Table I - Non-Derrivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    Trans-  Trans-  Securities          Amount of    Ownership    Nature of
of       action  action  Acquired (A)        Securities   Form:        Indirect
Security Date    Code    Disposed of(D)      Beneficially Direct(D)    Benefic-
                                             Owned at     Indirect(I)  ial
                       	 Amount Code Price   End of Month              Owners-
                                                                       ship

N/A


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security:
        Incentive Stock Option

2. Conversion or Exercise Price of Derivative Security:
        $7.39

3. Transaction Date (Month-Day-Year):
        December 14, 1996

4. Transaction Code:
        A4

5. Number of Derivative Securities Acquired (A) or Disposed (D):
        2,000     (A)

6. Date Exercisable: Immediate
   Expiration Date:  December 14, 2001

7. Title and Amount of Underlying Security:
        Common Stock     2,000 shares

8. Price of Derivative Security:
        N/A

9. Number of Derivative Securities Owned at End-of-Month:
        14,000

10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
        (D)

11.Nature of Indirect Beneficial Ownership:
        N/A

Signed: Leonard Missler
        Vice President - Software Development
        March 31, 1997